Filed by PotlatchDeltic Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

(Commission File No. 001-32729)

Date: October 14, 2025

The following is a transcript of an investor call held by Rayonier Inc. and PotlatchDeltic Corporation on October 14, 2025 in connection with the proposed combination of Rayonier and PotlatchDeltic in an all-stock merger-of-equals transaction. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Rayonier and PotlatchDeltic Merger call

October 14, 2025

8:30am ET

Operator

Hello, and thank you for standing by. My name is Tiffany, and I will be your conference operator today. At this time, I would like to welcome everyone to the Rayonier and PotlatchDeltic Merger of Equals Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions)

I would now like to turn the call over to Collin Mings, Vice President of Capital Markets and Strategic Planning of Rayonier. Sir, please go ahead.

Collin Mings

Thank you, and good morning. Welcome to this morning’s teleconference, discussing the merger of equals between Rayonier and PotlatchDeltic. This call has been webcast at rayonier.com and potlatchdeltic.com. The presentation slides for today’s call can be found on both companies’ websites and have been filed with the SEC.

I would like to remind you that in this presentation we include forward-looking statements made pursuant to the safe harbor provisions of Federal Securities Law. This morning’s press release, as well as Forms 10-K and 10-Q, followed by SEC by Rayonier and PotlatchDeltic, list some of the factors that may cause an actual result to differ materially from the forward-looking statements we may make.

Throughout today’s presentation, we will also discuss non-GAAP financial measures, which are defined and reconciled to the nearest GAAP measure where possible in our materials.

With that, let’s start our teleconference with opening comments from Eric Cremers, PotlatchDeltic, President and CEO. Eric?

Eric J. Cremers

Well, thanks, Collin. Good morning, everyone. Thanks for joining the call on relatively short notice. Earlier this morning, Rayonier and PotlatchDeltic issued a joint press release announcing that we have entered into a definitive merger agreement under which the companies will combine in an all-stock merger of equals transaction.

I’m excited to be in Atlanta, Georgia, this morning with Mark McHugh, Rayonier’s President and CEO; and Wayne Wasechek, Chief Financial Officer of PotlatchDeltic to discuss this announcement, as we believe that the merger between our two companies will result in significant strategic and financial benefits beyond what either of us could achieve independently.

Rayonier and PotlatchDeltic share complementary business models, similar cultures, and a longstanding commitment to sustainability. This merger significantly increases the scale of both companies, as we will own nearly 4.2 million acres of timberlands across 11 states. The combined company will have an efficient and scalable wood products manufacturing business with 1.2 billion square feet of lumber capacity 150 million square feet of plywood capacity.

In addition, the combination will result in a diverse real estate portfolio and robust opportunities to provide land-based and natural climate solutions, such as leasing land for solar development or carbon capture and storage.

Under the terms of the agreement, PotlatchDeltic shareholders will receive 1.7339 shares in Rayonier for each PotlatchDeltic share. This represents an 8.25% premium to PotlatchDeltic based on the closing stock price for both companies as of October 10th. Importantly, this structure will provide both Rayonier and PotlatchDeltic shareholders the opportunity to participate in the upside potential of this combination.

The pro forma ownership will be approximately 54% Rayonier shareholders and 46% PotlatchDeltic shareholders. The merger has been unanimously approved by both of our Boards and is expected to close in late first quarter or early second quarter of 2026, subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Rayonier shareholders and PotlatchDeltic shareholders.

The name of the combined company will be determined prior to closing, and the company’s headquarters will be in Atlanta, Georgia, where PotlatchDeltic already has an established presence. Notably, the combined company will be the largest private landowner in Georgia with nearly 900,000 acres of timberland. In addition, the Heartwood Real Estate Development Project is located near Savannah, Georgia, and we see significant future opportunities associated with our combined portfolio in the state. Regional offices will be maintained in both; Wildlight, Florida and Spokane, Washington.

On the financial front, the combined company will have a strong pro forma balance sheet as well as an enhanced capital markets presence. Through this combination, there is also a significant opportunity to create value through synergies, operational efficiencies, and the sharing of best practices. We estimate synergies of $40 million, which will be primarily driven by corporate and operational cost optimization. We anticipate having half of these synergies by the end of year one and the remainder by the end of year two.

We expect the transaction to be accretive to cash available for distribution per share as run rate synergies are achieved. Overtime, we will strive to identify additional synergy opportunities through the sharing of best practices and a continued focus on optimizing costs across the combined organization.

Upon closing of the merger, I will serve as Executive Chair of the Board of the combined company, and Mark will serve as President and CEO. Wayne Wasechek, Chief Financial Officer of PotlatchDeltic, will serve as CFO of the combined company. In addition, Rhett Rogers, currently Senior Vice President of Portfolio Management Rayonier will serve as Executive Vice President of land resources, overseeing timberland operations, rural land sales, and land-based solutions.

Ashlee Cribb, current Vice President of Wood Products of PotlatchDeltic will serve as Executive Vice President of Wood Products, overseeing the company’s manufacturing operations.

The Board of Directors of the combined company will be comprised of five existing Directors from Rayonier, including Mark, and five existing directors from PotlatchDeltic, including myself. The lead Independent Director will be selected by Rayonier.

Our team at PotlatchDeltic has been impressed by the actions taken by Rayonier to create value for its shareholders over the past several years through nimble capital allocations and active portfolio management. Likewise, I’m proud of how our team at PotlatchDeltic has executed on opportunistic M&A to create value for shareholders over time, and how it has navigated evolving lumber market dynamics with a strong focus on operational excellence and cost discipline.

Building on these successes, Mark and I see a tremendous runway for the combined company. As a result of the merger, our collective shareholders will benefit from more diversified timberland portfolio, a complementary wood products manufacturing business, and an enhanced platform to unlock value through HBU real estate opportunities, as well as natural climate and land-based solutions.

We believe now is the right time to combine our portfolios and teams and to strive to unlock even more potential for our investors as a company with more scale and liquidity, a larger and more diversified geographic footprint, and complementary businesses.

With that, I will now turn the call over to Mark.

Mark D. McHugh

Thanks, Eric.

I appreciate your comments, and likewise, the Rayonier team has long admired PotlatchDeltic’s focus on shareholder value creation through disciplined capital allocation. I’m very excited by the opportunity to partner with you as we lead the combined company through this transformation.

I’ll start by oﬀering some perspective on the road that led us to this transaction and then expand on the unique opportunity we see to create long-term value for all shareholders through this merger of equals.

In November 2023, Rayonier outlined an asset disposition and capital structure realignment plan to reduce leverage and capitalize on a disparity between public and private timberland valuations. With the closing of the sale of our New Zealand business this summer, we had disposed of $1.45 billion of assets since late 2023, exceeding our original disposition goal and achieving our new leverage target in a manner that was both accretive to CAD and NAD per share, while also further concentrating our assets in regions with the most long-term optionality and upside.

At the same time, as we considered the path forward following our disposition initiative, we became increasingly mindful of the advantages oﬀered by a larger portfolio, especially as we look to grow our land-based solutions business and unlock value through land use optimization. We also considered the potential benefits associated with having some direct exposure to wood products manufacturing, as well as the importance of scale when operating a public company in the current capital markets environment.

Naturally, this led to discussions regarding potential merger with PotlatchDeltic. During the course of these discussions, the merits of a potential combination with PotlatchDeltic became increasingly clear, as we believed that our portfolios and our teams fit together quite well. In addition, we saw a strong alignment in our corporate values and our philosophy around capital allocation and shareholder value creation.

Following the completion of our disposition and capital structure realignment plan, as well as the strategic moves made by PotlatchDeltic to expand its portfolio in the U.S. South over the past several years, we and our respective Boards determined that the circumstances were well aligned to explore a potential combination. Ultimately, we both saw a compelling opportunity to create a premier land resources company with a strong balance sheet that will be well positioned to grow and create shareholder value going forward.

Expanding on this point and Eric’s comments earlier, Slides 4 and 5 of our presentation outline the key strategic and financial benefits of this merger, as well as the key terms of the transaction, which Eric reviewed.

The executive leadership of the combined company will reflect a roughly equal balance of talent between the two companies. Initial executive appointments are shown on Slide 6. I’m looking forward to partnering with these exceptional leaders upon the closing of the merger to integrate our organization and advance our combined strategy. Additional decisions on key leaders for the combined organization will be announced between now and closing.

Slide 7 lays out some key metrics on the pro forma company.

The combination of the two platforms will result in a leading land resources company with roughly 2x the scale that either of us has independently. The pro forma EBITDA mix comprises a large component of relatively stable cash flow, but also still has meaningful leverage to the longer cycle.

Moving to Slide 8 and 9.

These slides illustrate what the asset profile of the combined company will look like in more detail, including roughly 3.2 million acres in the U.S. South, spread across eight states, roughly 1 million acres in the Northwest, primarily in Washington and Idaho, seven wood product facilities, and three real estate development projects.

Slide 9 oﬀers a great visual as it highlights the diversification benefits of the merger. While the assets of both companies are in the same region, they are concentrated in diﬀerent markets with diﬀerent supply-demand dynamics.

So, both of our shareholders will benefit from the diversification impact of the merger. Also, most of the combined company’s acreage is in the U.S. South, where we see meaningful long-term optionality and upside potential.

Turning to Slide 10.

PotlatchDeltic’s existing platform for wood products will leave the combined company well- positioned, benefit from an eventual ramp-up in U.S. lumber production in response to higher duties on Canadian lumber imports. New tariﬀs recently announced on wood product imports,the prospect of additional interest rate cuts, and improved housing demand as we move forward. PotlatchDeltic’s existing wood product facilities are largely top quartile levels that are poised to benefit from the targeted capital investments that PotlatchDeltic has made under the leadership of Eric and Ashlee over the past several years.

Moving forward, the combined company will have a strong balance sheet with additional flexibility to make synergistic investments in the wood products business over time. We believe that this platform provides another lever with which to optimize the value of our overall land portfolio.

Slide 11 highlights how both of our respective teams have been focused on increasing the premiums achieved on higher and better use land sales, as well as the shift of both companies towards higher value development sales over the past decade. The larger portfolio will inherently create more opportunities for our teams to leverage their expertise to identify and execute on HBU opportunities across our combined land base.

As it relates to our development project, Slide 12 provides some additional detail on the three existing projects across both companies.

As we’ve discussed in the past, Rayonier’s Wildlight and Heartwood projects have a significant runway ahead of them, and we anticipate that contribution from these projects will grow significantly in the years ahead. While PotlatchDeltic’s Chenal Valley project is relatively more mature, we expect it to remain a steady contributor to cash flows moving forward. In addition, we look forward to the sharing of best practices among our teams that this project is in a diﬀerent phase of its life cycle.

Moving to Slide 13.

On the land-based solutions and natural climate solutions front, we believe there’s a lot of value in leveraging and diversifying the combined platform. Both companies have already made great strides on the solar front over the past few years, and through this transaction, both companies are gaining exposure to additional revenue streams. In fact, just a few days ago, PotlatchDeltic signed a new lithium lease for approximately 4,200 surface acres in the Smackover region of southwest Arkansas.

Further, we see a lot of upside potential in carbon markets over the long term. Key buyers of carbon oﬀsets are increasingly looking for large-scale projects to meet their net zero emission, but we believe the combined companies will be much better positioned as a potential supplier of choice.

Turning to Slide 14, this chart oﬀers additional perspective on the increased scale and capital markets relevance achieved through this transaction.

The combined companies will be among the largest publicly traded timber and wood products companies in North America. By combining forces, we believe we will be able to better leverage our costs, increase our portfolio diversification and optionality, and realize an improved cost of capital over time, all of which will further enhance our ability to create shareholder value in the future.

On Slide 15, we outline our pro forma capital structure and debt maturity profile.

On a trailing 12-month basis, our combined adjusted EBITDA has totaled roughly $439 million, resulting in conservative pro forma net debt to LTM adjusted EBITDA of 2.5x before factoring in the upside from synergies. The combined company will further have a well-staggered debt maturity profile, as well as a significant cash position to deploy opportunistically.

To this end, as detailed on Slide 16, similar to the track record established by Rayonier and PotlatchDeltic as separate companies, the combined company will have a financial strategy focused on nimble capital allocation and prudent financial management. This strategy will focus on maintaining investment grade credit ratings, returning capital to shareholders through a sustainable dividend that grows over time, opportunistic share repurchases, and capital investments in our portfolio.

Moving to Slide 17, we provide details on our anticipated pro forma dividend, as well as the special dividend that was also announced this morning.

Notably, the combined company plans to maintain Rayonier’s current quarterly dividend level as adjusted to reflect the increased number of common shares issued in the Special Dividend. The Special Dividend is being paid to meet REIT taxable income distribution requirements in connection with Rayonier’s sale of its New Zealand business in June. The $1.40 per share of Special Dividend will be paid to Rayonier shareholders in a combination of cash and shares during December.

To equalize the economic impact of the Rayonier Special Dividend, the merger consideration payable to PotlatchDeltic shareholders at the closing of the transaction will be adjusted so that PotlatchDeltic shareholders will receive consideration of equivalent value. Additional details regarding the adjustment mechanism are provided in the press release and the 8-K out of connection with the transaction.

Slide 18 provides some highlights regarding our shared commitment to sustainability and corporate responsibility.

Both companies have similar values and a longstanding commitment to the responsible stewardship of our land resources, which we look forward to continuing and further strengthening as a combined company.

On Slide 19, we’ve summarized the opportunity we see to bring these two great companies together.

We believe that this combination will create a premier land resources company with a high-quality, well-diversified timberland portfolio, a dynamic real estate business, and an established wood products platform that is poised to benefit from improving market conditions. Further, both organizations have a strong track record and commitment to safety, sustainability, and the stewardship of our land resources, which I’m optimistic will serve to align our cultures and make this merger a success.

I’ll now turn it back over to Eric for some closing remarks.

Eric J. Cremers

Well, thanks, Mark.

We both see this combination as a compelling opportunity and watershed moment for our companies, and we are committed to ensuring a successful transition. Before opening it up to questions, let me say again how energized we are to be combining two great companies with tremendous talent, as well as a shared commitment to sustainability and a legacy of excellence in delivering land resources to their highest and best use. We are confident about the financial underpinnings of this merger and its benefits for the shareholders of both companies, and I’m excited to work together with Mark to create value for our shareholders through this merger of equals.

This concludes our prepared remarks, and I’ll now turn the call back to the operator for questions.

Operator

(Question And Answer)

(Operator Instructions) Your first question comes from the line of Kurt Yinger with DA Davidson. Please go ahead.

Kurt Yinger (D.A. Davidson Companies)

Great. Good morning, everyone, and congrats on the deal. Mark, just wanted to start with a twoparter for you. First, historically, Rayonier has sort of positioned the lack of wood products exposure as an advantage in terms of not being subject to that volatility. I’d just love to hear your thoughts around how that plays into the vision of the combined company?

And then second, with the improvements that have been made with the Rayonier balance sheet and a lot of capital allocation flexibility going forward, I’m just curious how you thought about this transaction in combination from a returns perspective relative to maybe other alternatives or private timberland acquisitions that you’re seeing out there in the market? Thank you.

Mark D. McHugh

Yeah. Sure. Happy to take that. As we discussed in the prepared remarks, coming out of our disposition plan, we considered the potential benefits of having some direct exposure to wood product manufacturing.

As you know, lumber mill economics can be quite volatile, but well-positioned lumber mills, we think, can also generate strong returns over the cycle. We’ve also become increasingly mindful of the value inherent in being able to influence demand in markets that are important to our overall portfolio value.

What we find attractive about PotlatchDeltic’s lumber business is that it generates relatively strong margins and it’s a scalable platform. So overall, we think that this business will be a really nice complement to a 4.2 million acre combined timberland portfolio. And it really gives us another lever with which to optimize our portfolio value.

As it relates to the second question, like you said, we have a lot of flexibility with the current balance sheet profile that we have. We’re not going to get into details on overall process or other things that we considered.

There’ll be a fair amount of disclosure around that in the merger proxy when it’s filed. But suﬃce it to say, we felt that this transaction was the best way to create value for both of our shareholders.

Kurt Yinger (D.A. Davidson Companies)

Got it. Okay. Appreciate the color. And then just lastly for Eric. At recent prices at least, the current exchange ratio is still a gap relative to where I think a lot of us have NAV. What about this transaction in combination maybe gives you more confidence around crystallizing that value relative to how you thought about that opportunity on kind of a standalone basis?

Eric J. Cremers

Yeah, Kurt. We’re both trading at significant discounts to NAV. So, I think from a starting position, we’re both kind of in the same boat, if you will.

But I would say given the comparable size, the complementary asset profile, strong culture alignment of the two companies, we really saw this as an opportunity to create a win-win for both sets of our shareholders.

By combining our assets, our talented teams, we’re going to be able to realize benefits beyond what either one of us could achieve independently.

And through the MOE structure that, that we’ve executed on here with relatively comparable pro forma ownership, our collective shareholders are going to be able to share equally in the economic value created by this merger.

So that $40 million of synergies, for example our own shareholders are going to benefit 46% from that, and Rayonier shareholders are going to benefit 54% from that. So this really is a win- win for both sets of shareholders at the end of the day.

Kurt Yinger (D.A. Davidson Companies)

Great. Appreciate the color. Thank you.

Operator

Your next question comes from the line of Anthony Pettinari with Citi. Please go ahead.

Anthony Pettinari (Citigroup Inc.)

Good morning.

Mark D. McHugh

Good morning.

Anthony Pettinari (Citigroup Inc.)

Hey. Following up on Kurt’s question on wood products, I guess the other publicly traded timber REIT with the meaningful lumber exposure has this kind of base plus variable dividend structure, which I think was put in place to kind of reflect or manage the volatility of wood products earnings.

And I’m just curious how you think about that. I mean, in the very, over the very long term, in terms of sustainability of a fixed but growing dividend, given that wood products earnings have been, historically somewhat volatile and in recent history, very volatile.

Mark D. McHugh

Yeah. I’d say that both Rayonier and Potlatch have always been very committed to a sustainable and growing dividend, and neither has felt the need to implement a variable dividend strategy. We really see this merger as an opportunity to grow cash flow over time and ultimately grow the dividend.

Anthony Pettinari (Citigroup Inc.)

Okay. And maybe just one follow-up. I mean, when looking at Southern saw logs, it seems like Rayonier’s message has been, you’re going to see saw log price improvement given you’re in some of these coastal regions that have pretty tight supply-demand balance.

And with Potlatch, it seems like log price improvement was maybe not as much of a focus given sort of more of an inland positioning. I’m just curious if we can just talk about sort of the general outlook for Southern saw log price improvement over the mid-term, and then just how the portfolio is positioned in that regard.

Mark D. McHugh

I don’t think we’re going to get into forecasting saw timber price improvements on this call. What I will say is one thing about this transaction that was particularly appealing is just the diversification benefit that it oﬀered to both sets of shareholders.

We’re in the same broad regions, as we said in the prepared remarks, but we’re actually in quite diﬀerent markets within the South and the Northwest. And so those markets don’t always move in tandem, and so we think that that diversification method is quite significant for both sets of shareholders.

Anthony Pettinari (Citigroup Inc.)

Okay. I’ll turn it over.

Operator

Your next question comes from the line of Mark Weintraub with Seaport Research Partners. Please go ahead.

Mark D. McHugh

Hey, good morning.

Mark Weintraub (Seaport Research Partners LLC)

Hey, good morning. Congratulations. Apologies, I’m a little late to the call, so hopefully I don’t ask something that has already been asked and answered. So, compelling logic totally understood. And this may be getting a little far out there.

But so as you think about growing the business over time, would you anticipate that there’ll be a fair bit of scope and or focus to increase on the wood products manufacturing side, given the, if the price arbitrage between private and public market timberland values were to consist?

And if that’s the case, would the focus be mostly on sawmills, or is there room to consider other types of wood products manufacturing as well?

Mark D. McHugh

Yeah. This is Mark. Yeah, look, I think that we view this as creating another option within the capital allocation toolkit. We’ve both been pretty clear that we think it’s tough to make the economics on private market timberland acquisitions pencil today. Again, just given that disconnect between private market values and where the stocks have been.

That said, I think the PotlatchDeltic mill system continues to have some pretty high return investment opportunities within it. And so, I don’t think that we’re going to specify a kind of diﬀerent go forward capital allocation strategy here.

But again, it certainly gives us another arrow in the quiver, so to speak, as we think about deploying capital allocation strategy to maximize value per share.

Eric J. Cremers

Yeah. When you think about it, Mark, this is Eric. The one thing that PotlatchDeltic is getting out of this transaction is we’re partnering with somebody that’s got a super strong balance sheet.

And so it’s the extent that we do have those options to grow wood products, and it may not be growing wood products volume. It could be investments to improve wood products cost structure. We’re partnering with somebody who can really help us implement that kind of a strategy. So, again, it really is a win-win when you think about it.

Mark Weintraub (Seaport Research Partners LLC)

Okay. Great. And then please just tell me, ask and answer if that’s been the case. Again, I was late getting in. But in terms of the synergies that you give, kind of more specifics of how you get them and the timing of how they’ll come through?

Wayne Wasechek

Yeah, Mark. This is Wayne. In our prepared remarks, we did mention, $40 million of annual cost synergies, which really will primarily be driven by corporate and operating overhead savings.

And there are several functions and costs associated with being a public company that can be consolidated and better leveraged through, or increased scale. And we have a detailed plan we’ll execute. We did a bottoms-up analysis.

And over time, we think we’ll even identify additional benefits based on our previous experience with previous deals. But yeah, from a timing perspective, we think at least half of it will be achieved in the first year with the remaining in the second year.

Mark Weintraub (Seaport Research Partners LLC)

Super. Thank you very much.

Operator

Your next question comes from the line of Ketan Mamtora with BMO Capital Markets. Please go ahead.

Ketan Mamtora (BMO Capital Markets Corp.)

Good morning and congrats on the deal. Maybe a question for both. We’ve seen this kind of discount to NAV stay at pretty wide level for an extended period of time. From your respective perspective, can you talk about sort of what will help to drive or narrow that discount with this combination, right?

I mean, we’ve seen even larger peer trading at a significant discount. So I’m just curious as you think about the potential benefit of this, how do you think about kind of the discount to the private market similar like this? How does that narrow?

Eric J. Cremers

Yeah. Ketan, this is Eric. I’ll give my remarks and then Mark can chime in. From my perspective, public market investors are very focused on the near term. And for our businesses, we’re really tied to the housing cycle at the end of the day. It’s all about saw log prices and to some extent lumber prices.

And as long as we’re tied to that housing cycle, public company investors look at us and they just frown with such a relatively weak housing backdrop. Now that being said, I do think the tide is turning. The 10-year treasury was at 4% this morning. There’s talk of it going down to the threes.

And as we can get lower mortgage rates and lower finance costs for multifamily developers, I think demand will come back. It’s not a question of if, but when. So when I think the housing story improves, I think investors will come back into housing and we’re a great deep discount way to play the housing cycle.

Mark D. McHugh

Yeah, Ketan. I just added that. Both of us have been pretty clear that we believe our stock prices are trading at a pretty wide discount to intrinsic value. That said, because we’re both trading at a significant discount, we felt that the relative valuation, ultimately worked for this deal to come together.

Look, we think that this transaction is going to give the combined company, a lot of flexibility to be nimble and opportunistic around capital allocation. In addition, as we said, with $40 million of estimated synergies, we think this alone will translate to a pretty material value uplift for the combined company.

Of course, there are also benefits here in terms of a larger scale, which will translate to a better trading liquidity, and we think an improved cost of capital over time.

So again, we really see a lot of value creation potential in this merger, and we believe that the combined company will be better positioned to close that NAV gap moving forward.

Ketan Mamtora (BMO Capital Markets Corp.)

Understood. Now, that’s helpful perspective. And then one more, I mean, clearly balance sheets coming out of this for the combined company will be really strong.

As you think about capital allocation, can you talk about sort of how would you think about whether it is growing in the wood product side or on the timberland side or kind of repurchasing stocks? Can you lay it out for us in terms of where you think you see is the most relative attractiveness at this point?

Mark D. McHugh

Hey, Ketan. This is Mark. Yeah. Look, our view around capital allocation has always been to be nimble and opportunistic with a view towards building long-term value per share. We don’t go in any period of time with prescriptive capital allocation targets. We really try to play the hand that we’re dealt.

And I think PotlatchDeltic has really employed a capital allocation strategy with a very similar mindset. So we’re very much aligned on that front. And so, again, we’re going to continue to execute our strategy on a go-forward basis much as we have in the past.

We’re going to look at the opportunities we have available, look at what we think is the best opportunity for our shareholders to deploy capital, and we’re going to look to execute on that. And that could be investments in wood product mills, that could be timberland acquisitions.

Right now, obviously, the buyback opportunity is still quite compelling, but the pro forma company will still have a quite strong balance sheet, about 2.5x pro forma net deb-to-EBITDA.

So we’ll still have a fair amount of capital allocation capacity, and look, as we realize synergies and grow the cash flow over time, that capital allocation capacity will just expand.

Ketan Mamtora (BMO Capital Markets Corp.)

Got it. Now that’s helpful. I’ll turn it over. Good luck.

Operator

Thanks. You have a follow-up question from Mark Weintraub with Seaport Research Partners. Please go ahead.

Mark Weintraub (Seaport Research Partners LLC)

Great. Thank you. So, Mark, you just mentioned there how, at the end of the transaction, about 2.5x net debt to EBITDA. How should we think about longer-term target levels for financial leverage?

Obviously, there’s volatility in the earnings stream, so I don’t know if it’s necessary just net debt to EBITDA, but what are kind of the longer-term debt levels that you think are optimal?

Mark D. McHugh

Yeah. We laid out a high-level financial strategy in the IR deck that was published this morning, and I think, look, our mindset is relatively similar as it was coming into this.

We had indicated a new leverage target of less than or equal to 3x net debt to EBITDA alongside our asset disposition and capital structure realignment plan.

Obviously, we’re going to be combining the boards. We’ll be kind of reassessing overall strategy and financial policy. But I think we’re both very committed to conservative balance sheets as well as investment-grade credit ratings.

So obviously, the introduction of the wood product manufacturing business will introduce some more volatility into that kind of over-the-cycle earnings stream, but our general thinking is that we would still look to maintain still let’s maintain very conservative leverage profile, factoring in having more of an over-the-cycle view of that lumber contribution.

Mark Weintraub (Seaport Research Partners LLC)

Super. And I mean, I believe Potlatch in the past has shared a view of kind of the over-the-cycle lumber contribution. Is it fair to say that that’s sort of the base understanding that you’ll be using as you think that through?

Mark D. McHugh

Yeah, Mark. Our view is over-the-cycle lumber margins average $100 per thousand. We’re obviously nowhere near that level right now, but I do think the cycle is turning with these duties, with these tariﬀs, with interest rates coming down and improved housing backdrop.

I saw the Senate put forward some bill this morning to improve housing conditions in the United States. So I do think there’s going to be a turn here and eventually we’ll get prices back up and we’ll get margins back up to $100 a thousand over the cycle.

Mark Weintraub (Seaport Research Partners LLC)

Great. And one last one for me. I assume the merging of these companies has no implications for the pricing structure contracts that you have out in Idaho for salt timber, is that correct?

Mark D. McHugh

Yeah. No, that won’t be aﬀected by this.

Mark Weintraub (Seaport Research Partners LLC)

Okay. Super. Thanks so much.

Operator

That concludes our question-and-answer session. I will now turn the call back over to Collin Mings for closing remarks.

Collin Mings

Thank you. I’d like to thank everybody for joining us this morning. Have a good rest of the day.

Operator

Ladies and gentlemen, this concludes today’s call. Thank you all for joining. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so;

adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at https://www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.